UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 25, 2024

INFINERA CORPORATION

(Exact Name of Registrant as Specified in Charter)

Delaware	001-33486	77-0560433
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

6373 San Ignacio Avenue

San Jose, California 95119

(Address of principal executive offices)

(408) 572-5200

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	INFN	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

☐ Emerging growth company

☐ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 8.01	Other Events

On September 25, 2024, Infinera Corporation (“Infinera”) issued a press release reminding Infinera stockholders of the election deadline for electing the form of merger consideration that they wish to receive in the pending acquisition of Infinera by Nokia Corporation. As previously announced, this deadline is 5:00 p.m., New York time, on September 30, 2024. Infinera stockholders who hold shares through a bank, broker or other nominee may be subject to an earlier election deadline.

A copy of the press release is furnished as Exhibit 99.1 hereto and incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits:

Exhibit No.	Description

99.1	Press release issued by Infinera Corporation on September 25, 2024

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

INFINERA CORPORATION

Date: September 25, 2024	By:	/s/ NANCY ERBA
	Name:	Nancy Erba
	Title:	Chief Financial Officer and Principal Accounting Officer

Exhibit 99.1

FOR IMMEDIATE RELEASE

Infinera Reminds Infinera Stockholders of Deadline for Infinera Stockholders to Elect Form of Merger Consideration

SAN JOSE, CALIFORNIA, September 25, 2024 – Infinera Corporation (NASDAQ: INFN) (“Infinera”) today reminded Infinera stockholders of the upcoming deadline to elect the form of merger consideration that they wish to receive in the pending acquisition of Infinera by Nokia Corporation (“Nokia”) (the “Transaction”). This deadline is 5:00 p.m. New York City time on September 30, 2024 (the “Election Deadline”), which is the business day immediately prior to the special meeting of Infinera stockholders to be held in connection with the Transaction. No elections will be permitted after the Election Deadline.

Infinera stockholders of record wishing to make an election as to the form of consideration they wish to receive must deliver a properly completed and executed election form, together with all required documents and materials, to Computershare Trust Company, N.A. (the “Exchange Agent”) by the Election Deadline. An election will be valid only if a properly completed and signed election form, together with all required documents and materials set forth in the Election Form and the instructions thereto, is received by the Exchange Agent by the Election Deadline.

Infinera stockholders who hold shares through a bank, broker or other nominee will receive the election form through their bank, broker, or other nominee. Infinera stockholders who hold shares through a bank, broker or other nominee may be subject to an earlier election deadline and must carefully review and properly complete any election materials that they receive from their bank, broker or other nominee regarding how to make an election.

Infinera stockholders who, with respect to some or all of their shares of Infinera common stock, do not deliver a properly completed and executed election form, together with all required documents and materials, to the Exchange Agent by the Election Deadline (or, if applicable, to their bank, broker or other nominee by the deadline set by such bank, broker or other nominee) will be deemed to have elected to have those shares converted into the right to receive $6.65 per share in cash, without interest.

Infinera stockholders who do not make a valid election by the Election Deadline may still vote their shares at the special meeting of Infinera stockholders to be held in connection with the Transaction, which will be held 10 a.m., Pacific Time, on October 1, 2024, as long they owned those shares as of the close of business on August 14, 2024.

The aggregate merger consideration payable by Nokia is subject to proration as described in the Proxy Statement/Prospectus and the Election Form publicly filed by Infinera and Nokia in connection with the Transaction. Infinera and Nokia intend only to announce the results of stockholder elections and required proration, if any, in connection with the closing of the Transaction.

Infinera stockholders who have made an election with respect to some or all of their shares of Infinera common stock may still sell or transfer those shares, whether before or after the Election Deadline. To do so, they will need to revoke their election prior to and in connection with selling or transferring those shares. If no subsequent election is properly made in respect of those shares prior to the Election Deadline, or if the revocation occurs after the Election Deadline, the holder will be deemed to have elected to have those shares converted into the right to receive $6.65 per share in cash, without interest. No election may be revoked after the Election Deadline, except in connection with the sale or transfer of the applicable shares. Infinera stockholders who wish to revoke an election in respect of their shares of Infinera common stock after the Election Deadline in connection with a sale or transfer of those shares must revoke such election at least five business days prior to the closing of the Transaction for the revocation to be effective. Infinera stockholders who hold shares through a bank, broker or other nominee will need to contact their bank, broker or other nominee to process their revocation.

Infinera stockholders of record that wish to request an Election Form and accompanying materials (including election revocation materials) should contact Sodali & Co at (800) 662-5200 (for registered holders of Infinera Common Stock) or (203) 658-9400 (for banks and brokers) or by email at INFN@investor.sodali.com. Infinera stockholders who hold shares through a bank, broker or other nominee should contact their bank, broker or other nominee for assistance making or revoking an election.

Infinera stockholders should carefully read the Proxy Statement/Prospectus, the Election Form and all election materials provided to them or filed by Infinera and Nokia in connection with the Transaction before making their elections. The Election Deadline does not alter the deadline for Infinera stockholders to vote on the proposals to be presented for approval at Infinera’s upcoming special meeting of stockholders.

About Infinera

Infinera is a global supplier of innovative open optical networking solutions and advanced optical semiconductors that enable carriers, cloud operators, governments, and enterprises to scale network bandwidth, accelerate service innovation, and automate network operations. Infinera solutions deliver industry-leading economics and performance in long-haul, submarine, data center interconnect, and metro transport applications. To learn more about Infinera, visit www.infinera.com, follow us on X and LinkedIn, and subscribe for updates.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transaction and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, and there will not be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this communication may be characterized as forward-looking under the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially.

Statements in this communication that are forward-looking may include statements regarding the Transaction and the timing and mechanics of the closing of the Transaction.

Risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements, in addition to those identified above, include: (1) the possibility that the conditions to the closing of the Transaction are not satisfied, including the risk that required approvals from Infinera’s stockholders for the Transaction or required regulatory approvals to consummate the Transaction are not obtained, on a timely basis or at all; (2) the occurrence of any event, change or other circumstance that could give rise to a right to terminate the Merger Agreement; (3) possible disruption related to the Transaction to the current plans, operations and business relationships of Nokia and Infinera, including through the loss of customers and employees; (4) the amount of the costs, fees, expenses and other charges incurred by Nokia and Infinera related to the Transaction; (5) the possibility that the stock prices of Nokia or Infinera could fluctuate during the pendency of the Transaction and may decline if the Transaction is not completed; (6) for both Nokia and Infinera, the possible diversion of management’s time and attention from ongoing business operations and opportunities; (7) the response of competitors and other market participants to the Transaction; (8) potential litigation relating to the Transaction; (9) uncertainty as to the timing of completion of the Transaction and the ability of each party to consummate the Transaction; and (10) the other risks and uncertainties detailed in the periodic reports that Nokia and Infinera file with the SEC. All forward-looking statements in this communication are based on information available to Infinera as of the date of this communication, and, except as required by law, Infinera does not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made.

Contacts

Amitabh Passi

apassi@infinera.com